SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C. 213

cm 3/16

SECU[redacted]SION

05037022

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-48873

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parallax Fund, L.P.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Battery Street, 6th Floor
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Krouse **(415) 445-6646**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

TLH 3/15

OATH OR AFFIRMATION

I, Thomas Krouse, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of Parallax Fund, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Thomas E. Krouse IV
Signature

Chief Operating Officer
Title

State of California
County of San Francisco

Subscribed and sworn to before me
This 25TH day of FEBRUARY 2005

Patricia Jean Cotla
Notary Public

PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition (including schedule of investments).
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from Sec Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARALLAX FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Harb Levy & Weiland LLP
ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Parallax Fund, L.P.

We have audited the accompanying statement of financial condition of Parallax Fund, L.P., including the schedule of investments, as of December 31, 2004. This financial statement is the responsibility of the general partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parallax Fund, L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 11, 2005

Assets	
Cash	$ 129,209
Receivable from broker-dealers and clearing organizations	160,448,494
Securities owned, at fair value	471,174,995
Furniture, equipment and leasehold improvements, net	420,111
Other assets	141,577
Total assets	$ 632,314,386
Liabilities and Partners' Capital	
Securities sold short, at fair value	$ 552,825,146
Due to limited partners	8,165,500
Accounts payable and accrued expenses	2,887,329
Deferred compensation payable	1,891,169
Total liabilities	565,769,144
Partners' capital	66,545,242
Total liabilities and partners' capital	$ 632,314,386

See Accompanying Notes to Statement of Financial Condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Parallax Fund, L.P. (the Partnership) is a limited partnership formed in 1996 under the laws of the State of California. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Pacific, Boston and International Securities Exchanges. The Partnership operates as a market maker in certain securities as defined by Rule 15c3-1 of the Securities Exchange Act of 1934. The Agreement of Limited Partnership governs the Partnership's investment and operating activities. Jesaga, LLC, a California limited liability company, serves as general partner.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Option contracts are stated at the average of "last bid and ask" prices available.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization of $276,165. Furniture and equipment are depreciated straight-line over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized straight-line over five years.

Income taxes: No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the partners.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the general partner make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. *Cash*

Cash consists of demand deposits with commercial banks which at times may exceed the limits of insurance coverage. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. ***Securities Owned and Sold Short***

Marketable securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Owned	Sold Short
Common stocks	$ 345,291,225	$ 432,213,472
Options	125,883,770	120,611,674
	$ 471,174,995	$ 552,825,146

4. ***Amounts Receivable From and Payable to Broker-Dealers and Clearing Organizations***

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2004 are as follows:

	Receivable	Payable
Receivable from clearing broker	$ 159,687,631	$ -
Interest	52,586	283,381
Dividends	708,277	244,483
	$ 160,448,494	$ 527,864

The receivable from clearing broker consists of cash deposits in the Partnership's trading account and includes open equity in futures transactions. Withdrawal of cash deposits may be restricted from time-to-time to the extent that the Partnership has sold securities short. In the normal course of business, the balance in the trading account can reflect net amounts due to or from the clearing broker. Interest and dividends payable are included in the accounts payable and accrued expenses on the accompanying statement of financial condition. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

5. ***Employee Profit Sharing Plan***

The Partnership maintains an employee profit sharing plan covering all of its eligible employees. The Partnership contributes to the plan at the discretion of the general partner. Vesting takes place at a rate of 25% of the contributed balance per year.

6. ***Deferred Compensation Plan***

The Partnership maintains a deferred compensation plan for its eligible employees. Vesting takes place at a rate of 25% of the contributed balance per year. The Partnership contributes to the plan at the discretion of the general partner.

7. *Financial Instruments with Off-Balance-Sheet Risk*

The Partnership enters into transactions involving derivatives consisting of futures and exchange-traded options carried at fair value. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Partnership clears all its options and futures transactions through Bear, Stearns Securities Corporation.

An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to buy or sell the underlying security if the option purchaser chooses to exercise. The Partnership is required to settle its exchange-traded option positions on a daily basis. Option contracts purchased or written are reported at fair value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for option contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date ("sold short"). The Partnership has recorded these obligations at fair value in the financial statements at December 31, 2004 and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

8. *Net Capital Requirements*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $9,625,299, which was $8,762,366 in excess of its required net capital of $862,933. The Partnership's aggregate indebtedness to net capital ratio was 1.34 to 1.

12. *Subsequent Events*

During January and early February 2005 limited partner capital contributions totaled $3,508,333. During the same period, general partner contributions totaled $661,462.

13. *Schedule of Investments*

Securities owned	
Common stocks - U.S.	
Broad-based market index	
S&P 500 Depository Receipts (900,000 Shares)	$ 108,783,000
Energy and utilities	
Halliburton & Co. (183,800 Shares)	7,212,312
Newfield Exploration Co. (90,100 Shares)	5,320,405
Amerada Hess Corp. (48,700 Shares)	4,011,906
Schlumberger, Ltd. (48,800 Shares)	3,267,160
Other	24,917,812
Total energy and utilities	44,729,595
Electronics and semiconductors	
Taser International, Inc. (832,399 Shares)	26,295,484
Other	5,366,577
Total electronics and semiconductors	31,662,061
Retail and capital goods	
Sears, Roebuck and Co. (90,000 Shares)	4,592,700
SPX Corp. (107,500 Shares)	4,306,450
Other	14,215,682
Total retail and capital goods	23,114,832
Pharmaceuticals	
Pfizer, Inc. (245,489 Shares)	6,601,199
Other	14,900,295
Total pharmaceuticals	21,501,494
Banking and financial	
J P Morgan Chase and Co (112,015 Shares)	4,369,705
Citigroup, Inc. (82,000 Shares)	3,950,760
Countrywide Financial Corp. (6,000 Shares)	222,060
Other	12,056,705
Total banking and financial	20,599,230

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Securities owned - continued from previous page

Food, restaurant and lodging	18,500,520
Manufacturing	
3M Company (63,253 Shares)	5,191,174
Sealed Air Corp (78,000 Shares)	4,171,041
Caterpillar, Inc. (33,000 Shares)	3,217,830
Other	5,511,383
Total manufacturing	18,091,428
Telecommunications equipment and services	13,313,296
Computer hardware and software	
Apple Computer, Inc. (38,338 Shares)	2,468,967
Other	5,859,382
Total computer hardware and software	8,328,349
Construction	
Pulte Homes, Inc. (73,200 Shares)	4,670,160
Other	2,871,400
Total construction	7,541,560
Business and consumer services	
Pre-Paid Legal Services, Inc. (150,000 Shares)	5,632,500
Other	1,052,496
Total business and consumer services	6,684,996
Healthcare	6,588,448
Media	4,971,539
Gold, silver, chemicals and metals	3,741,735
Insurance	2,449,304
Automotive and transportation	1,890,741
Other	2,799,097
Total common stocks - U.S. (519% of partners' capital)	345,291,225

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Securities owned - continued from previous page

Options - U.S.	
Computer hardware and software	
Call Apple Computer, Inc. (Various Strikes & Expirations, 4,374 Contracts)	6,747,388
Put Apple Computer, Inc. (Various Strikes & Expirations, 5,407 Contracts)	495,222
Call Google, Inc. (Various Strikes & Expirations, 3,954 Contracts)	6,603,364
Put Google, Inc. (Various Strikes & Expirations, 1,143 Contracts)	2,750,222
Other	8,734,205
Total computer hardware and software	25,330,401
Banking and financial	
Call Countrywide Financial Corp (Various Strikes & Expirations, 2,072 Contracts)	6,292,840
Put Countrywide Financial Corp (Various Strikes and Expirations, 2,205 Contracts)	187,968
Other	8,441,892
Total banking and financial	14,922,700
Energy and utilities	12,974,253
Retail and capital goods	12,175,840
Pharmaceuticals	9,369,910
Electronics and semiconductors	8,077,923
Food, restaurant and lodging	7,194,963
Construction	
Call Pulte Homes, Inc. (Various Strikes & Expirations, 4,042 Contracts)	2,609,677
Other	2,943,120
Total construction	5,552,797
Automotive and transportation	5,548,025
Gold, silver, chemicals and metals	4,985,753
Manufacturing	3,510,973
Telecommunications equipment and services	3,227,025
Insurance	2,137,593
Media	1,246,880
Other	9,628,734
Total options - U.S. (189% of partners' capital)	125,883,770
Total securities owned (708% of partners' capital)	$ 471,174,995

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Securities sold short	
Common stocks - U.S.	
Energy and utilities	
Baker Hughes, Inc. (283,200 Shares)	$ 12,084,144
Oil Service Holders Trust (95,350 Shares)	8,111,425
Exxon Mobil Corp (144,000 Shares)	7,381,440
Weatherford International, Inc. (118,571 Shares)	6,082,692
Southern Company, Inc. (181,000 Shares)	6,067,120
Arch Coal, Inc. (103,350 Shares)	3,673,059
Massey Energy Co (94,000 Shares)	3,285,300
Smith International, Inc. (27,364 Shares)	1,488,875
Other	17,179,642
Total energy and utilities	65,353,697
Computer hardware and software	
International Business Machines Corp. (214,141 Shares)	21,110,020
Microsoft Corp (648,883 Shares)	17,331,665
Google, Inc. (35,941 Shares)	6,940,207
Dell, Inc. (91,385 Shares)	3,850,964
Other	15,892,385
Total computer hardware and software	65,125,241
Banking and financial	
The Goldman Sachs Group, Inc. (181,500 Shares)	18,883,260
Merrill Lynch & Co. (97,600 Shares)	5,833,552
United Health Group, Inc. (46,250 Shares)	4,071,388
American Express Co. (72,900 Shares)	4,109,373
HSBC Holdings Plc. (40,600 Shares)	3,456,684
Other	21,954,062
Total banking and financial	58,308,319
Pharmaceuticals	
Sepracor, Inc. (192,065 Shares)	11,402,899
Johnson & Johnson, Inc. (143,608 Shares)	9,107,619
Amgen, Inc. (87,930 Shares)	5,640,710
Other	17,736,873
Total pharmaceuticals	43,888,101

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Securities sold short - continued from previous page

Automotive and transportation	
Harley-Davidson, Inc. (63,400 Shares)	3,851,550
United Parcel Service, Inc. (31,500 Shares)	26,919,900
Other	8,669,986
Total automotive and transportation	39,441,436
Retail and capital goods	
Lowe's Companies, Inc. (100,000 Shares)	5,759,000
Home Depot, Inc. (120,000 Shares)	5,128,800
Autonation, Inc. (253,200 Shares)	4,863,972
eBay, Inc. (37,962 Shares)	4,414,221
AutoZone, Inc. (41,000 Shares)	3,743,710
Other	14,960,330
Total retail and capital goods	38,870,033
Food, restaurant and lodging	
Starbucks Corp (95,000 Shares)	5,924,200
Other	14,203,418
Total food, restaurant and lodging	20,127,618
Electronics and semiconductors	
Texas Instruments, Inc. (263,380 Shares)	6,484,416
Other	12,192,122
Total electronics and semiconductors	18,676,538
Gold, silver, chemicals and metals	
E.I. Du Pont De Nemours & Co (DuPont) (100,219 Shares)	4,915,742
International Steel Group, Inc. (101,000 Shares)	4,096,560
Other	8,321,713
Total gold, silver, chemicals and metals	17,334,015
Manufacturing	14,953,870
Construction	8,525,728
Telecommunications equipment and services	
Verizon Communications, Inc. (94,300 Shares)	3,820,093
Other	3,751,849
Total telecommunications equipment and services	7,571,942

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Securities sold short - continued from previous page

Insurance	7,135,568
Healthcare	
St Jude Medical, Inc. (95,900 Shares)	4,021,087
Other	2,567,910
Total healthcare	6,588,997
Media	4,792,700
Business and consumer services	3,132,931
Real estate	1,583,304
Other	
ITT Educational Services Limited (100,820 Shares)	4,793,991
Other	6,009,443
Total other	10,803,434
Total common stocks - U.S. (650% of net assets)	432,213,472
Options - U.S.	
Computer hardware and software	
Call Apple Computer, Inc. (Various Strikes & Expirations, 12,468 Contracts)	5,896,355
Put Apple Computer, Inc. (Various Strikes & Expirations, 2,720 Contracts)	1,064,660
Call Google, Inc. (Various Strikes & Expirations, 3,729 Contracts)	7,903,349
Put Google, Inc. (Various Strikes & Expirations, 2,508 Contracts)	3,077,594
Other	6,005,665
Total computer hardware and software	23,947,623
Energy and utilities	
Call Smith International, Inc. (Various Strikes & Expirations, 981 Contracts)	2,014,515
Put Smith International, Inc. (Various Strikes & Expirations, 1,000 Contracts)	2,500
Other	13,407,250
Total energy and utilities	15,424,265
Retail and capital goods	11,208,900
Banking and financial	
Call Countrywide Financial Corp. (Various Strikes & Expirations, 2,246 Contracts)	5,547,265
Put Countrywide Financial Corp. (Various Strikes and Expirations, 1,500 Contracts)	4,162
Other	5,429,963
Total banking and financial	10,981,390
Electronics and semiconductors	
Call Taser International, Inc. (Various Strikes & Expirations, 10,489 Contracts)	9,969,525
Put Taser International, Inc. (Various Strikes & Expirations, 208 Contracts)	48,045
Other	4,849,890
Total electronics and semiconductors	14,867,460

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Securities sold short - continued from previous page

Pharmaceuticals	7,265,143
Gold, silver, chemicals and metals	5,958,967
Food, restaurant and lodging	4,379,280
Manufacturing	4,340,057
Construction	4,310,230
Telecommunications equipment and services	3,390,603
Healthcare	1,546,368
Media	1,315,610
Automotive and transportation	1,018,420
Business and consumer services	453,563
Real estate	381,505
Insurance	372,300
Other	
Call S&P 500 Depositry Receipts (Various Strikes & Expirations 1,150 Contracts)	3,924,200
Put S&P 500 Depository Receipts (Various Strikes & Expirations 3,200 Contracts)	226,125
Put ITT Educational Services, Inc. (Various Strikes and Expirations, 1,450 Contracts)	2,494,750
Call ITT Educational Services, Inc. (Various Strikes and Expirations, 448 Contracts)	5,110
Other	2,799,805
Total other	9,449,990
Total options - U.S. (181% of partners' capital)	120,611,674
Total securities sold short (831% of partners' capital)	$ 552,825,146